Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 5 DATED MARCH 29, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 1 dated December 10, 2003, Supplement No. 2 dated January 12, 2004, Supplement No. 3 dated February 12, 2004, and Supplement No. 4 dated March 12, 2004. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the acquisition of a ground leasehold interest in a distribution facility in Douglasville, Georgia for approximately $19.3 million;

•	the sale of 110,497 shares of common stock to Leo F. Wells, III;

•	the use of supplemental selling literature;

•	a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that which was filed in the Annual Report on Form 10-K, dated March 12, 2004; and

•	audited financial statements of REIT II as of December 31, 2003 and for the period from our inception (July 3, 2003) through December 31, 2003.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of March 22, 2004, we had received aggregate gross offering proceeds of approximately $52.5 million from the sale of 5.3 million shares in our initial public offering. After payment of approximately $1.0 million in acquisition fees, payment of approximately $5.0 million in selling commissions and dealer manager fees and $1.0 million in other organization and offering expenses, as of March 22, 2004, we had raised aggregate net offering proceeds of approximately $45.5 million.

Acquisition of Ground Leasehold Interest in New Manchester One Building

On March 19, 2004, we purchased a ground leasehold interest in a 404,000-square-foot single-story distribution facility located on an approximately 31-acre tract of land at 9103 Riverside Parkway in Douglasville, Georgia (“Phase I”) for a purchase price of approximately $19.3 million, of which $14.0 million was paid at closing Phase I with proceeds drawn from our $175.0 million bridge facility. The remaining $5.3 million will be funded at certain milestones during construction of an additional 189,000 rentable square feet (“Phase II”) on the same tract of land. Phase I was completed in December 2003, and the anticipated completion date for Phase II is November 2004. The ground lease, along with the Bond described below, were purchased from Carter New Manchester Building One, L.L.C. (“Carter”), which is not affiliated with us or Wells Capital.

Fee simple title to the land upon which the New Manchester One Building is located is held by the Development Authority of Douglas County (the “Development Authority”), which issued a Development Authority of Douglas County Taxable Revenue Bond (the “Bond”) totaling $18 million in connection with the construction of the building. Certain real property tax abatement benefits are available to us because the fee simple title to the property is held by the Development Authority. The property tax abatement benefits will expire in 2011. The amount of rent payable under the ground lease (which we owe) and the payments due on the Bond (to which we are entitled) are approximately the same. We will acquire fee simple title upon exercise of an option to purchase contained in the ground lease. The purchase price will be approximately equal to the amount then due to us under the Bond. We are not likely to exercise the purchase option until the tax abatement benefits expire.

The New Manchester One Building is entirely leased to JVC Americas Corporation (“JVC”), a wholly owned subsidiary of Victor Company of Japan, Ltd., which is a majority owned subsidiary of Matsushita Electric Co., Ltd. JVC primarily imports, manufactures and sells consumer and professional audio and video equipment and televisions to wholesale and retail dealers in the Americas.

The JVC lease is a net lease agreement that commenced in January 2004 and expires in December 2009. Phase II base rent will commence on the later of (i) 30 days following Phase II completion or (ii) December 1, 2004. The current annual base rent payable under the JVC lease for Phase I is approximately $1.1 million. It is anticipated that the initial annual base rent for Phase II will be approximately $0.5 million. We are obligated under the lease with JVC to construct Phase II. We have entered into an agreement with Carter to construct Phase II for a guaranteed price of $5.3 million payable as described above. Carter has also guaranteed completion of construction and the payment of scheduled rent for Phase II if substantial completion does not occur by December 1, 2004. JVC, at its option, has the right to extend the initial term of the lease for three additional three-year periods at the then-current market rental rate.

Wells Management Company, Inc., an affiliate of Wells Capital, will manage the New Manchester One Building on our behalf. We believe that the New Manchester One Building is adequately insured.

Issuance of Shares to Leo F. Wells, III

During the month of January 2004, we sold 110,497 shares of common stock to Leo F. Wells, III for $1,000,000 in our initial public offering at a price of $9.05 per share. As discussed more fully in the “Plan of Distribution” section of the prospectus, our directors and officers, as well as directors, officers and employees of Wells Capital or its affiliates, may purchase shares in our primary offering at a discount. The purchase price for such shares is $9.05 per share reflecting the fact that selling commissions in the amount of $0.70 per share and dealer manager fees in the amount of $0.25 per share are not payable in connection with such sales. The net proceeds to us from such sales made net of commissions are substantially the same as the net proceeds we receive from other sales of shares.

Supplemental Sales Material

In addition to the prospectus, as supplemented, we are using supplemental sales material in connection with the offering of the shares. The supplemental sales material does not contain all of the information material to an investment decision and should only be reviewed after reading the prospectus. In some states, the use of supplemental sales material may not be permitted.

The following is a brief description of the supplemental sales material currently used in permitted jurisdictions:

•	The Wells Real Estate Funds “REIT II Fact Sheet”, first used December 17, 2003, briefly summarizes (i) the terms of the offering; (ii) our objectives and strategies; (iii) a profile of the investors for whom an investment in us is appropriate; (iv) exit alternatives available to investors; (v) some benefits of REIT ownership and (vi) various risks to be considered before investing in us.

•	The Wells Real Estate Funds REIT II brochure, first used January 5, 2004, provides prospective investors with general information concerning investments in real estate, as well as information specific to an investment in us, including summary descriptions of (i) the benefits of owning an interest in real estate; (ii) the type of investors who may benefit from an investment in us; (iii) reasons to consider investing in a non-traded REIT; (iv) the benefits of long term investing; (vi) the principles of our investment strategy and (vii) various risks to be considered before investing in us.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and notes thereto.

Forward-Looking Statements

This section and other sections in the prospectus contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934, including discussion and analysis of the financial condition of REIT II, amounts of anticipated cash distributions to stockholders in the future and certain other matters. Readers of this prospectus should be aware that there are various factors that could cause actual results to differ materially from any forward-looking statements made in this prospectus, which include changes in general economic conditions, changes in real estate conditions, construction costs which may exceed estimates, construction delays, increases in interest rates, lease-up risks, inability to obtain new tenants upon the expiration of existing leases and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow. See the “Risk Factors” section beginning on page 21 of the prospectus.

Overview

During the year ended December 31, 2003, our attention primarily focused on our formation and the registration of our initial offering of shares to the public, which was declared effective on November 26, 2003. We broke escrow, and thus commenced operations, on January 22, 2004, and acquired our first property on February 10, 2004. Our focus during the year ended December 31, 2003 was to identify real estate investments that meet our investment criteria and to secure financing alternatives so that we would be ready to take advantage of real estate acquisition opportunities even before raising significant proceeds.

We anticipate that substantially all of our revenues will be generated from the operations of the properties acquired, which will be financed through equity and debt, depending upon the timing and availability of these sources and the real estate investment opportunities that meet our investment criteria. Our most significant challenges and risks include our ability to raise a sufficient amount of equity that will allow us to acquire a diversified real estate portfolio. To the extent that significant funds are not raised, we may not be able to achieve sufficient diversification to guard against the economic, real estate, financing and operational risks generally associated with individual investments.

General Economic and Real Estate Market Commentary

The U.S. economy appears to be recovering; however, thus far it has been a jobless recovery, and because of this, real estate office fundamentals may not improve until employment growth strengthens. The economy has shown signs of growth recently, as companies have recommenced making investments in new employees. Job growth is the most significant demand driver for office markets. The jobless recovery has resulted in a demand deficit for office space. In general, the real estate office market lags behind the overall economic recovery and, therefore, recovery is not expected until late-2004 or 2005 at the earliest, and then will vary by market.

Overall, real estate market fundamentals are weak; however, capital continues to flow into the asset class. This increased capital drives the prices of many properties upward and investor returns downward. There is a significant pricing differential in underwriting parameters between well-leased assets with creditworthy tenants and those with either existing vacancies or substantial near-term tenant rollover. Properties with long-term leases to strong credit tenants have seen an increase in value.

The office market has significant excess space. Vacancy levels are believed to be at or near their peak. There is some encouraging news; new construction continues to taper-off, coming to a complete halt in many markets. As a result of the slowdown in new construction and the modest decline in sublease space, net absorption has turned slightly positive at year-end. Many industry professionals believe office market fundamentals are bottoming-out; however, a recovery cannot be expected until job growth and corresponding demand for office space increases.

Election as a REIT

We intend to elect to be taxed as a REIT for the year ended December 31, 2003 under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income for four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

Liquidity and Capital Resources

Cash Flows through December 31, 2003

Our net cash used in operating activities was $44,088 for the period from inception (July 3, 2003) to December 31, 2003, as we had no cash inflows from operations but still paid certain general and administrative expenses during the period.

From the period from inception (July 3, 2003) to December 31, 2003, we received capital contributions from Wells Capital of $1,000 from the sale of 100 shares of our common stock and $200,000 from the sale of a limited partner interest in Wells OP II. All other proceeds from our offering raised during the period were restricted at December 31, 2003 because we had not yet received and accepted subscriptions for the minimum offering of $2,500,000.

Long-term Liquidity and Capital Resources

Potential future sources of capital include proceeds from the sale of our common stock, proceeds from secured or unsecured financings from banks and other lenders and net cash flows from operations. We anticipate funding all distributions from net cash flows from operations, but may use other sources to fund dividends as necessary.

We expect our principal demands for capital to be for property acquisitions, either directly or through investment in joint ventures, for the payment of tenant improvements, for the payment of offering-related costs, for the payment of operating expenses, including interest expense on any outstanding indebtedness and for dividends.

In determining how and when to allocate cash resources, we initially consider the source of the cash. Substantially all cash raised from operations is expected to be used to pay dividends after payment of periodic operating expenses and certain capital expenditures required at the properties. To the extent that cash flows from operations are lower due to fewer properties being acquired or lower returns on the properties, dividends paid will be lower. Substantially all net cash resulting from equity raising or debt financing will be considered to be used to fund acquisitions, fund any capital expenditure identified at acquisition and pay down outstanding debt. To the extent sufficient equity or debt is not available, then the amount invested in real estate will be lower. Over the long term, we intend to maintain debt at an amount that is less than 50% of the purchase price of our properties (before depreciation) and other assets.

Short-term Liquidity and Capital Resources

As of February 29, 2004, we had short-term debt totaling approximately $33,700,000 and cash or cash equivalents of approximately $21,600,000. Our debt is from borrowings under a $175 million secured, non-revolving bridge facility (the “bridge facility”) with Bank of America, N.A., which were used to fund our acquisition of the Weatherford Center (fka 515 Post Oak) Houston Building. This debt matures on May 10, 2004. We are currently negotiating with Bank of America for a $350 million unsecured revolving credit facility (the “interim facility”), which is a possible source of funds to repay the bridge facility debt. Other than to repay debt under the bridge facility, both facilities permit borrowings only to purchase lender-approved properties, which must be 85% occupied and 100% owned in fee simple by Wells OP II. The bridge facility requires that we use 86.5% of our gross offering proceeds to repay the facility and precludes us from borrowing funds except under the facility.

The bridge facility requires that our leverage, i.e. our ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, be no more than 85% by March 26, 2004. As of February 29, 2004, our leverage ratio was approximately 54%. However, as we borrow money from this facility in the future this ratio will change.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed 50% of our assets (valued at cost before depreciation and other non-cash reserves) unless a majority of the members of the conflicts committee of our board of directors approves the borrowing. Our charter also requires that we disclose the justification for any borrowings in excess of the 50% leverage guideline in the next quarterly report. The conflicts committee approved the borrowing of approximately $39,700,000 to purchase the Weatherford Center Houston Building and the resulting 70.5% leverage ratio. The conflicts committee determined that the excess leverage was justified for the following reasons:

•	the loan enabled us to purchase the property and earn rental income more quickly;

•	the property acquisition is likely to increase the net offering proceeds from our initial public offering, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital;

•	the dealer-manager of our initial public offering has a strong record of raising capital for programs such as ours; therefore, our leverage is likely to exceed the charter’s guidelines only for a short period of time;

•	Wells Capital informed the conflicts committee that we should raise sufficient equity to repay the borrowings for the Weatherford Center (fka 515 Post Oak) Houston Building and to meet the leverage requirements set forth in the bridge facility;

•	in the event that we have insufficient offering proceeds to repay the authorized borrowings at maturity of the bridge facility, we have a non-binding commitment from Bank of America to provide a second interim facility, which would permit a 70% leverage ratio; and

•	the prospectus for our initial public offering disclosed the likelihood that we would exceed the charter’s leverage guidelines during the early stages of the offering.

In order to be eligible to replace the initial bridge facility with the proposed interim facility, we will have to maintain our leverage ratio at 70% or less. Even if our leverage at May 10, 2004 is such that we are eligible for a proposed second interim credit facility, that facility has not yet been finalized. If we are not successful in obtaining the second facility, we might be unable to repay the entire amount owed under the initial credit facility when it becomes due, which could result in a foreclosure on our property.

We anticipate, however, that we will be eligible for the proposed interim facility and that we will fund the repayment of the bridge facility at its expiration from the interim facility.

If we do enter into the interim facility, we would be required to repay outstanding principal and accrued interest within 180 days. We would be able to extend the maturity date by 180 days under the interim facility if we sought an extension and met the related conditions set forth in the agreement. Additionally, we would be expected to pay down this facility with proceeds from this offering to the extent they were not needed to meet our budgeted costs.

We expect to be able to repay any borrowings under the interim facility from proceeds from our ongoing initial public offering. In order to meet our goal of assembling a large, diversified portfolio of income-producing properties, we will attempt to raise proceeds from our ongoing offering in excess of amounts needed to repay borrowings under the bridge and interim facilities. However, a number of factors could cause us to fail to meet that goal, including increased competition for equity capital from other non-traded REITs.

Results of Operations

We did not commence real estate operations during the period from inception (July 3, 2003) to December 31, 2003, as we had not received and accepted the minimum subscription of 250,000 shares before the end of the period.

On February 10, 2004, we purchased our first property, a 12-story office building containing approximately 260,000 rentable square feet located at 515 South Post Oak Boulevard in Houston, Texas. See Supplement No. 3 dated February 12, 2004 for further discussion of the acquisition.

In the future, if we cannot promptly use net offering proceeds to purchase real estate, we will temporarily invest any unused proceeds from the offering in short-term investments, which could yield lower returns than an investment in real property. These lower returns may affect our ability to make distributions.

Inflation

We will be exposed to inflation risk as income from long-term leases is expected to be the primary source of our cash flows from operations. We expect that there will be provisions in the majority of our tenant leases that would protect us from the impact of inflation. These provisions include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per square-foot basis, or in some cases, annual reimbursement of operating expenses above a certain per square-foot allowance. However, due to the long-term nature of the leases, the leases may not re-set frequently enough to cover inflation.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus, resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

The critical accounting policies outlined below have been discussed with members of the audit committee of the board of directors.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. In the event that inappropriate useful lives or methods are used for depreciation, our net income would be misstated.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, it is our policy to allocate the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, based in each case on their fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) will be determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on our determination of the relative fair value of these assets. We will determine the as-if vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by us in performing these analyses will include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, we will include real estate taxes, insurance, and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. We will also estimate the cost to execute similar leases including leasing commissions, legal and other related costs.

The fair values of above-market and below-market in-place lease values will be recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The above-market and below-market lease values will be capitalized as intangible lease assets and liabilities and amortized as an adjustment of rental income over the remaining terms of the respective leases.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. These direct costs will be included in deferred leasing costs in the accompanying consolidated balance sheet and will be amortized to expense over the remaining terms of the respective leases. The value of opportunity costs will be calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Customer relationships will be valued based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. These intangibles will be included in intangible lease assets in the accompanying consolidated balance sheet and will be amortized to rental income over the remaining term of the respective leases.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of our purchase price allocations, which could impact the amount of our reported net income.

Valuation of Real Estate Assets

We will continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets, including those held through joint ventures, may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, we will assess the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the real estate and related intangible assets to the fair value and recognize an impairment loss.

Projections of expected future cash flows require us to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. The use of inappropriate assumptions in the future cash flow analysis would result in an incorrect assessment of the property’s future cash flow and fair value and could result in the overstatement of the carrying value of our real estate and related intangible assets and net income.

Off Balance Sheet Financing Transactions

We have not entered into any off balance sheet transactions.

Commitments and Contingencies

Reimbursement of Offering-Related Costs

As of December 31, 2003, Wells Capital had incurred organization and offering expenses on our behalf of approximately $3,200,000, for which we will reimburse Wells Capital up to 2% of equity raised. Refer to Note 6 in our consolidated financial statements included in this supplement for further discussion of the terms of this arrangement.

NASD Enforcement Action

See “Management — Affiliated Companies — Dealer Manager” for a discussion of the Letter of Acceptance, Waiver and Consent entered into by Mr. Wells, Wells Investment Securities and the NASD relating to alleged rule violations. We do not expect any material impact on our financial position or results of operations as a result of this settlement.

Related-Party Transactions and Agreements

We have entered into agreements with Wells Capital and its affiliates, whereby we pay certain fees or reimbursements to Wells Capital or its affiliates for acquisition and advisory fees and expenses, organization and offering costs, sales commissions, dealer manager fees, asset and management fees and reimbursement of operating costs. See Note 6 to our consolidated financial statements included in this supplement for a discussion of the various related-party transactions, agreements and fees.

Conflicts of Interest

Wells Capital is also a general partner in and advisor to various Wells Real Estate Funds. As such, there are conflicts of interest where Wells Capital, while serving in the capacity as general partner or advisor for the Wells Real Estate Funds, may be in competition with us in connection with property acquisitions or for tenants in similar geographic markets. The compensation arrangements with Wells Capital and its affiliates could influence Wells Capital’s and its affiliates’ advice to us.

Additionally, certain members of our board of directors also serve on the board of another REIT sponsored by Wells Capital and will encounter certain conflicts of interest regarding investment and operations decisions.

Subsequent Events

Certain events subsequent to December 31, 2003, including the sale of shares of common stock, the declaration of dividends, the acquisition of the Weatherford Center (fka 515 Post Oak) Houston Building and the New Manchester One Building, and obtaining a $175,000,000 line of credit, are discussed above or in other supplements.

On or about March 12, 2004, a putative class action complaint (the “complaint”) relating to Wells Real Estate Fund I, a public limited partnership that offered units from September 6, 1984 through September 5, 1986 (“Wells Fund I”), was filed by four individuals (the “plaintiffs”) against Leo F. Wells, III, Wells Capital, Inc., Wells Investment Securities, Inc., Wells Management Company, Inc., and Wells Fund I (collectively, the “Wells Defendants”) (Hendry et al. v. Leo F. Wells, III et al., Superior Court of Gwinnett County, Georgia, Civil Action No. 04-A-2791 2). The Wells Defendants received notice of the complaint on or about March 19, 2004. The plaintiffs filed the complaint purportedly on behalf of all limited partners holding B units of Wells Fund I as of January 15, 2003. The complaint alleges, among other things, that (a) during the offering period (September 6, 1984 through September 5, 1986), Mr. Wells, Wells Capital, Wells Investment Securities and Wells Fund I negligently or fraudulently made false statements and made material omissions in connection with the initial sale of the B units to investors of Wells Fund I by making false statements and omissions in the Wells Fund I sales literature relating to the distribution of net sale proceeds to holders of B units; (b) Mr. Wells, Wells Capital and Wells Fund I negligently or fraudulently misrepresented and concealed disclosure of, among other things, alleged discrepancies between such statements and the provisions in the partnership agreement for a period of time in order to delay such investors from taking any legal, equitable or other action to protect their investments in Wells Fund I, among other reasons; and (c) Mr. Wells, Wells Capital and Wells Fund I breached their fiduciary duties to the limited partners. The plaintiffs seek, among other remedies, the following: rescission of all class members’ purchases of B units and an order for a full refund of all money paid for such units together with interest; judgment against the Wells Defendants, jointly and severally, in an amount to be proven at trial; punitive damages; judicial dissolution of Wells Fund I and the appointment of a receiver to wind up and terminate the partnership; and an award to plaintiffs of their attorneys’ fees, costs and expenses.

Due to the uncertainties inherent in the litigation process, it is not possible to predict the ultimate outcome of this matter at this time. However an adverse outcome could adversely affect the ability of Wells Capital, Wells Investment Securities, and Mr. Wells to fulfill their duties under the agreements and relationships they have with us.

Financial Statements

Audited Financial Statements

The consolidated balance sheet of REIT II, as of December 31, 2003, and the related consolidated statements of loss, stockholder’s equity, and cash flows for the period from inception (July 3, 2003) through December 31, 2003, which are included in this supplement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders

Wells Real Estate Investment Trust II, Inc.

We have audited the accompanying consolidated balance sheet of Wells Real Estate Investment Trust II, Inc. as of December 31, 2003 and the related consolidated statements of loss, stockholder’s equity, and cash flows for the period from inception (July 3, 2003) through December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wells Real Estate Investment Trust II, Inc. at December 31, 2003 and the consolidated results of its operations and its cash flows for the period from inception (July 3, 2003) to December 31, 2003 in conformity with accounting principles generally accepted in the United States.

/s/ERNST & YOUNG LLP

Atlanta, Georgia

February 18, 2004

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2003

ASSETS:
Cash and cash equivalents	$156,912
Restricted cash	981,924
Prepaid expenses and other assets	512,633

Total assets	$1,651,469

LIABILITIES AND STOCKHOLDER’S EQUITY

LIABILITIES:
Accrued expenses	$563,000
Escrowed investor proceeds	981,924

Total liabilities	1,544,924

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST	106,015

STOCKHOLDER’S EQUITY:
Preferred shares, $.01 par value; 100,000,000 shares authorized, no shares issued and outstanding at December 31, 2003	—
Common shares, $.01 par value; 900,000,000 shares authorized, 100 shares issued and outstanding at December 31, 2003	1
Additional paid-in capital	999
Accumulated deficit	(470)

Total stockholder’s equity	530

Total liabilities and stockholder’s equity	$1,651,469

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENT OF LOSS

FOR THE PERIOD FROM INCEPTION (JULY 3, 2003) TO DECEMBER 31, 2003

REVENUES:	—

EXPENSES:
General and administrative	$94,455

LOSS BEFORE MINORITY INTEREST	$(94,455)

MINORITY INTEREST IN LOSS OF CONSOLIDATED ENTITIES	$(93,985)

NET LOSS	$(470)

EARNINGS PER SHARE:
Basic and diluted	$(4.70)

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic and diluted	100

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY

FOR THE PERIOD FROM INCEPTION (JULY 3, 2003) TO DECEMBER 31, 2003

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder’s Equity
	Shares	Amount
BALANCE, (inception) July 3, 2003	—	$—	$—	$—	$—

Issuance of common stock	100	1	999	—	1,000
Net loss	—	—	—	(470)	(470)

BALANCE, December 31, 2003	100	$1	$999	$(470)	$530

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM INCEPTION (JULY 3, 2003) TO DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(470)

Adjustments to reconcile net loss to net cash used in operating activities:
Minority interest in loss of consolidated entities	(93,985)
Changes in assets and liabilities:
Prepaid expenses and other assets	(512,633)
Accrued expenses	563,000

Total adjustments	(43,618)

Net cash used in operating activities	(44,088)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by (used in) investing activities	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock	1,000
Limited partner’s contribution to Wells OP II	200,000

Net cash provided by financing activities	201,000

NET INCREASE IN CASH AND CASH EQUIVALENTS	156,912

CASH AND CASH EQUIVALENTS, July 3, 2003 (inception)	—

CASH AND CASH EQUIVALENTS, December 31, 2003	$156,912

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION (JULY 3, 2003) TO DECEMBER 31, 2003

1.	ORGANIZATION

Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”) was formed on July 3, 2003 as a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”). Wells REIT II expects to engage in the acquisition and ownership of commercial real properties throughout the United States, including properties that are under construction, are newly constructed or have operating histories. Wells REIT II may invest in office buildings, shopping centers, other commercial and industrial properties or other real estate properties. All such properties may be acquired directly or through joint ventures with real estate limited partnerships sponsored by Wells Capital, Inc. (the “Advisor”), affiliates of the Advisor, or third parties.

Substantially all of Wells REIT II’s business is expected to be conducted through Wells Operating Partnership II, L.P. (“Wells OP II”), a Delaware limited partnership. Wells OP II was formed on July 3, 2003, and is expected to acquire, develop, own, lease, and operate real properties on behalf of Wells REIT II, either directly, through wholly owned subsidiaries or through joint ventures. Wells REIT II is the general partner in Wells OP II and possesses full legal control and authority over the operations of Wells OP II. On September 9, 2003, the Advisor purchased 20,000 limited partner units in Wells OP II in exchange for $200,000.

On November 26, 2003, Wells REIT II commenced its first public offering of up to 785,000,000 shares of common stock of Wells REIT II pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933, with 185,000,000 of those shares being offered through the Wells REIT II Dividend Reinvestment Plan. Subscribers shall be admitted to Wells REIT II upon Wells REIT II’s receipt and acceptance of gross offering proceeds of $2,500,000 (the “Minimum Offering”) and, for subscribers residing in Pennsylvania, receipt and acceptance of a minimum of $200,000,000 in gross offering proceeds from all jurisdictions. As of December 31, 2003 Wells REIT II has sold 100 shares to the Advisor at the initial public offering price of $10 per share and proceeds from the sale of 98,192 shares to the public are restricted until the Minimum Offering is reached.

At December 31, 2003, Wells REIT II has neither purchased nor contracted to purchase any interest in real properties.

Wells REIT II’s stock is not listed on a national exchange. However, Wells REIT II’s Articles of Incorporation require that, in the event that Wells REIT II’s stock is not listed on a national exchange by October 2015, Wells REIT II must either seek stockholder approval of an extension or amendment of this listing deadline or stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. If Wells REIT II seeks stockholder approval of an extension or amendment to this listing date and does not obtain it, Wells REIT II will then be required to seek stockholder approval to liquidate. If Wells REIT II seeks and does not obtain approval to liquidate, Wells REIT II will not be required to list or liquidate and could continue to operate as before.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Wells REIT II and any entities for which Wells REIT II has a controlling financial interest. In determining whether a controlling financial interest exists, Wells REIT II considers ownership of voting interests, protective rights and participatory rights of the investors. Any intercompany balances and transactions are eliminated upon consolidation. As of December 31, 2003, Wells REIT II has no investments in other entities, except for its 0.5% interest in Wells OP II, which is included in the consolidated financial statements of Wells REIT II.

Upon formation, Wells REIT II adopted Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The interpretation provides additional guidance on the appropriate accounting for variable interest entities. Wells OP II is a variable interest entity (“VIE”), as that term is defined in FIN 46. Under FIN 46, the primary beneficiary of a VIE is required to consolidate the VIE. Wells REIT II is deemed to be the primary beneficiary of Wells OP II since its activities are deemed to be most closely associated with Wells OP II. Consequently, Wells REIT II has consolidated its interest in Wells OP II in its consolidated balance sheet.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Wells REIT II considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short term investments. Short term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts.

Restricted Cash and Escrowed Investor Proceeds

Wells REIT II’s cash from offering proceeds of $981,924 is restricted until the “Minimum Offering” is received and accepted.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets include expenses paid during the current period relating to future periods and will be expensed during the period to which the costs relate.

Minority Interest

Minority interest in loss of consolidated entities in the consolidated statement of loss represents the net loss allocated to minority interests based on the economic ownership percentage of the consolidated partnerships held by third parties throughout the year and minority interest in the consolidated balance sheet represents the economic equity interests of consolidated partnerships that are not owned by Wells REIT II. Included in minority interest in the consolidated balance sheet and statement of loss is the interest in Wells OP II owned by the Advisor.

Dividends Payable and Distribution Policy

Wells REIT II intends to make distributions each taxable year (not including a return of capital for federal income tax purposes) equal to at least 90% of the taxable income of Wells REIT II. Wells REIT II expects to declare dividends in advance of the quarter to which they relate based on a daily rate and pay the dividends at the end of the quarter.

Dividends to be distributed to stockholders will be determined by the board of directors of Wells REIT II and will be dependent upon a number of factors relating to Wells REIT II, including funds available for payment of dividends, financial condition, the timing of property acquisitions, capital expenditure requirements, and annual distribution requirements in order to maintain Wells REIT II’s status as a REIT under the Internal Revenue Code.

Offering and Related Costs

Organization and offering costs (as described in Note 6) of Wells REIT II are incurred or paid by the Advisor on behalf of Wells REIT II. As of December 31, 2003, the Advisor had incurred organization and offering expenses on behalf of Wells REIT II of approximately $3,200,000, which will be reimbursed by Wells REIT II upon the sale of shares to the public under the terms of the Advisory Agreement discussed in Note 6. Upon receipt and acceptance of the Minimum Offering, organizational costs will be expensed, and offering costs will be charged to stockholder’s equity.

Earnings Per Share

Earnings per share is calculated based on the weighted average number of common shares outstanding during each period. The weighted average number of common shares outstanding is identical for basic and fully diluted earnings per share. Until Wells REIT II breaks escrow, all shares sold to the public are excluded from the calculation of weighted average shares outstanding.

Financial Instruments

Wells REIT II considers its cash to meet the definition of financial instruments. At December 31, 2003, the carrying value of Wells REIT II’s financial instruments approximated their fair value.

Income Taxes

Wells REIT II intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such beginning with its taxable period ended December 31, 2003. To qualify as a REIT, Wells REIT II must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of Wells REIT II’s ordinary taxable income to stockholders. As a REIT, Wells REIT II generally will not be subject to federal income tax on taxable income that it distributes to stockholders. If Wells REIT II fails to qualify as a REIT in any taxable year, it will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants Wells REIT II relief under certain statutory provisions. Such an event could materially adversely affect Wells REIT II’s net income and net cash available for distribution to stockholders. However, Wells REIT II intends to organize and operate in such a manner as to qualify for treatment as a REIT.

Recent Pronouncements

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS 150”), certain components of which were deferr’ed by the FASB in October 2003 for an indefinite period. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. FAS 150 requires, among other things, that a minority interest in a consolidated entity be classified as a liability and reported at settlement value if an unconditional obligation to exercise or redeem the minority interest exists. As Wells OP II is an infinite life partnership and the redemption or conversion of the minority interest is conditioned upon future events, the limited partnership interest in Wells OP II is accounted for as a minority interest in the accompanying consolidated balance sheet. Until further guidance is provided during the deferral period for FAS 150, this interest will continue to be classified as minority interest in Wells REIT II’s consolidated balance sheet.

3.	COMMITMENTS AND CONTINGENCIES

In the normal course of business, Wells REIT II, the Advisor, or affiliates of the Advisor that Wells REIT II are dependent upon may become subject to litigation or claims.

On August 26, 2003, Wells Investment Securities (“WIS”), and Leo F. Wells, III, settled an NASD enforcement action against them by entering into a Letter of Acceptance, Waiver and Consent (“AWC”) with the NASD which contained findings by the NASD including that WIS and Mr. Wells had violated certain of its Conduct Rules related to providing non-cash compensation of more than $100 to associated persons of NASD member firms in connection with their attendance at the annual educational conferences sponsored by WIS in 2001 and 2002, and that WIS and Mr. Wells failed to adhere to all the terms of a written undertaking made in March 2001. WIS consented to a censure and Mr. Wells consented to suspension from acting in a principal capacity with a member firm for one year. WIS and Mr. Wells also agreed to the imposition of a joint and several fine in the amount of $150,000. We do not expect any material impact on our financial position or results of operations as a result of this matter.

4.	STOCKHOLDER’S EQUITY

General

Wells REIT II’s charter authorizes it to issue 1,000,000,000 shares of capital stock, consisting of 900,000,000 common shares and 100,000,000 preferred shares, each as defined by the charter.

The common shares have a par value of $0.01 per share and entitle the holders to one vote per share on all matters upon which stockholders are entitled to vote, to receive dividends and other distributions as authorized by the board of directors in accordance with the Maryland General Corporation Law and to all rights of a stockholder pursuant to the Maryland General Corporation Law. The common stock has no preferences or preemptive, conversion or exchange rights. As of December 31, 2003, Wells REIT II has issued 100 shares of common stock, and 98,192 shares are issuable upon breaking escrow.

Wells REIT II is authorized to issue one or more series of preferred stock. Prior to the issuance of such shares, the board of directors shall have the power from time to time to classify or reclassify, in one or more series, any unissued shares constituting such series and the designation, preferences, conversion, and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of such shares. As of December 31, 2003, Wells REIT II has issued no shares of preferred stock.

Stock Option Plan

The Stock Option Plan adopted by the board of directors and stockholder of Wells REIT II provides for grants of “non-qualified” stock options to be made to selected employees of the Advisor and Wells Management Company, Inc. (“Wells Management”). A total of 750,000 shares have been authorized and reserved for issuance under the Stock Option Plan. At December 31, 2003, no stock options have been granted under the plan; therefore all 750,000 shares are available for option grants, subject to limitations set forth in the charter.

The exercise price per share for the options must be the greater of (1) $11.00 or (2) the Fair Market Value (as defined in the Stock Option Plan) on the date the option is granted. The conflicts committee of Wells REIT II’s board of directors, upon recommendation and consultation with the Advisor and Wells Management, will grant options under the plan. The conflicts committee has the authority to set the term and vesting period of the stock options as long as no option has a term greater than five years from the date the stock option is granted. If the conflicts committee determines that the potential benefits of the stock options may be inappropriately diluted or enlarged as a result of certain corporate transactions or events, the conflicts committee may adjust the number and kind of shares or the exercise price with respect to any option. No stock option may be exercised if such exercise would jeopardize Wells REIT II’s status as a REIT under the Internal Revenue Code, and no stock option may be granted if the grant, when combined with those issuable upon exercise of outstanding options or warrants granted to Wells REIT II’s advisor, directors, officers or any of their affiliates, would exceed 10% of Wells REIT II’s issued and outstanding shares. No option may be sold, pledged, assigned or transferred by an employee in any manner other than by will or the laws of descent or distribution.

Independent Director Stock Option Plan

The Director Stock Option Plan (the “Director Plan”) adopted by the board of directors and stockholder of Wells REIT II provides for grants of stock to be made to independent non-employee directors of Wells REIT II. A total of 100,000 shares have been authorized and reserved for issuance under the Director Plan. As Wells REIT II has not broken escrow at December 31, 2003, no options have been granted under the plan; therefore all 100,000 shares are available for independent director stock option grants, subject to limitations set forth in the charter.

Options to purchase 2,500 shares of common stock at the greater of $12 per share or the Fair Market Value (as defined in the Director Plan) are granted upon initially becoming an independent director of Wells REIT II, or at the date the stockholders approved the Director Plan. Of these shares, 20% are exercisable immediately on the date of grant. An additional 20% of these shares become exercisable on each anniversary following the date of grant for a period of four years. Additionally, effective on the date of each annual stockholder meeting, beginning in 2004, each independent director will be granted an option to purchase 1,000 additional shares of common stock at the greater of (1) $12 per share or (2) the Fair Market Value. These options are 100% exercisable at the completion of two years of service after the date of grant. All options granted under the Director Plan expire no later than the tenth anniversary of the date of grant and may expire sooner if the independent director dies, is disabled, or ceases to serve as a director. In the event that the potential benefits of the stock options may be inappropriately diluted or enlarged as a result of a certain corporate transaction or event, a corresponding adjustment to the consideration payable with respect to all stock options shall be made. No stock option may be exercised if such exercise would jeopardize Wells REIT II’s status as a REIT under the Internal Revenue Code, and no stock option may be granted if the grant, when combined with those issuable upon exercise of outstanding options or warrants granted to Wells REIT II’s advisor, directors, officers or any of their affiliates, would exceed 10% of Wells REIT II’s issued and outstanding shares. No option may be sold, pledged, assigned or transferred by an independent director in any manner other than by will or the laws of descent or distribution.

Dividend Reinvestment Plan

The dividend reinvestment plan (the “DRP”) adopted by the board of directors and stockholder of Wells REIT II allows common stockholders to elect to reinvest an amount equal to the dividends declared on their common shares in additional shares of Wells REIT II’s common stock in lieu of receiving cash dividends. Under the plan as amended by the board of directors, shares may be purchased by eligible stockholders at the higher of $9.55 per share or 95% of the estimated per share value, as estimated by the Advisor or another firm chosen by the board of directors for that purpose. Participants in the DRP may purchase fractional shares so that 100% of the dividends will be used to acquire shares of the Wells REIT II’s stock. Wells REIT II will pay selling commissions of 5.0% in connection with sales under the DRP to the extent it paid commissions on the shares to which the dividends relate. No dealer manager fees will be paid on shares issued under the DRP. The board of directors, by majority vote, may amend or terminate the DRP for any reason upon 10 days prior written notice to the participants of the DRP. Participants may purchase shares under the DRP as long as a registration statement registering such DRP shares remains effective unless all 185,000,000 shares reserved under the DRP have been sold.

Share Redemption Program

As Wells REIT II’s stock is currently not listed on a national exchange, there is no market for Wells REIT II’s stock. As a result, there is risk that a stockholder may not be able to sell Wells REIT II’s stock at a time or price acceptable to the shareholder. The board of directors of Wells REIT II has approved a share redemption program for stockholders who hold their shares for more than one year, subject to certain limitations and penalties. The share redemption program as amended provides that Wells REIT II may repurchase a stockholder’s stock for $8.40 per share. This redemption price will remain fixed until three years after Wells REIT II completes its initial public offering or any subsequent public equity offerings (other than secondary offerings or offerings related to a dividend reinvestment plan, employee benefit plan or the issuance of shares upon redemption of interests in Wells OP II). Thereafter, the redemption price would equal 95% of the per share value of Wells REIT II as estimated by the Advisor or another firm chosen by the board of directors for that purpose. However, redemptions sought upon the death of a stockholder do not require a one-year holding period, and the redemption price is the amount paid for the shares until three years after completion of the above-mentioned offering stage. At that time, the redemption price would be the higher of the amount paid for the shares or 100% of the Advisor’s estimated per share net asset value. The shares redeemed under the plan other than upon the death of a stockholder may not exceed the lesser of (i) the amount redeemable from proceeds from the sale of shares through the DRP, or (ii) 5% of the weighted average common shares outstanding during the preceding year. The board of directors may amend or terminate Wells REIT II’s share redemption program at any time with 30 days’ notice. At December 31, 2003, no shares have been redeemed under Wells REIT II’s share redemption program.

5.	INCOME TAX BASIS NET LOSS

Wells REIT II’s income tax basis net loss for the year ended December 31, 2003 is as follows:

GAAP basis financial statement net loss	$(470)
Increase (decrease) in net loss resulting from:
Expenses deductible for financial reporting purposes, not deductible for income tax purposes	470

Income tax basis net loss, prior to dividends paid deduction	$(0)

6.	RELATED-PARTY TRANSACTIONS

Advisory Agreement

Wells REIT II has entered into an Advisory Agreement with the Advisor, which entitles the Advisor to earn specified fees upon the completion of certain services with regard to the investment of funds in real estate projects and sales of properties, among other services.

The Advisor will incur or pay organization and offering costs (other than selling commissions, the dealer manager fee and the reimbursable due diligence expenses of participating dealers) of Wells REIT II. These costs include Wells REIT II’s legal, accounting, printing, and filing fees and other offering expenses, such as the salaries of the Advisor’s employees and other costs of the Advisor relating to the preparation of supplemental sales materials and holding educational conferences. If Wells REIT II raises $2,500,000 from the sale of capital stock to the public, Wells REIT II is obligated to reimburse the Advisor for those costs in an amount equal to the lesser of actual costs incurred or 2% of the gross proceeds from the offering and sale of shares of common stock to the public. As of December 31, 2003, the Advisor had incurred organization and offering expenses on behalf of Wells REIT II of approximately $3,200,000, for which Wells REIT II will reimburse the Advisor upon the sale of shares to the public.

Wells REIT II will pay an asset management fee to the Advisor for services related to formulating and implementing strategies to administer, promote, manage, operate, maintain, improve, finance and refinance, market, lease, and dispose of properties. The asset management fee will be payable monthly in an amount equal to one-twelfth of 0.75% of the sum of the cost of all occupied properties Wells REIT II owns plus the cost of investments in joint ventures, provided that the amount paid in any calendar quarter may not exceed 1.0% of the net asset value of those investments at each quarters end after deducting debt used to acquire or refinance properties. As of December 31, 2003, the Advisor has not earned any such fees with regard to Wells REIT II.

Additionally, Wells REIT II will reimburse the Advisor for all costs and expenses the latter incurs in fulfilling its duties as the asset portfolio manager. These costs and expenses may include wages and salaries and other employee-related expenses of the Advisor’s employees engaged in the management, administration, operations, and marketing functions. Employee-related expenses include taxes, insurance and benefits relating to such employees, and legal, travel and other out-of-pocket expenses that are directly related to the services they provide. The Advisor will allocate its reimbursable costs of providing these services among Wells REIT II and the various Wells Real Estate Funds based on time spent on each entity by individual personnel. As of December 31, 2003, Wells REIT II has not been allocated any such costs by the Advisor.

Wells REIT II will pay a fee to the Advisor for services related to the acquisition and disposition of investment properties. Wells REIT II will pay the Advisor acquisition fees equal to 2.0% of the aggregate purchase price of all shares Wells REIT II sells. These acquisition fees serve as compensation for services the Advisor will render in connection with the investigation, selection and acquisition of properties. Wells REIT II will pay the acquisition fees upon its receipt of proceeds from the shares it sells, but the Advisor will be obligated to reimburse Wells REIT II for any unearned acquisition fee upon termination of the Advisory Agreement. Wells REIT II will also reimburse the Advisor for expenses it pays to third parties in connection with acquisitions or potential acquisitions. Additionally, when Wells REIT II sells a property, it will pay the Advisor a fee equal to 3.0% of the sales price if the Advisor provided a substantial amount of services in connection with the sale (as determined by the conflicts committee). This fee may be in addition to real estate commissions paid to third parties. However, the total real estate commissions (including such disposition fee) may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property. As of December 31, 2003, the Advisor has not earned any such fees with regard to Wells REIT II.

The Advisor may also earn success-based fees in connection with the listing of Wells REIT II’s shares of common stock or the sale of Wells REIT II’s assets. If Wells REIT II sells properties and receives proceeds enabling it to distribute to stockholders all of the capital stockholders invested plus an amount sufficient to provide stockholders with an annualized, non-cumulative return of 8.0%, the Advisor will be entitled to an incentive fee. This incentive fee will equal 10% of the net sales proceeds remaining only after Wells REIT II has made the distributions providing stockholders a complete return of capital and the 8.0% return. Furthermore, if Wells REIT II lists its shares on a national securities exchange or national over-the-counter market system, the Advisor will be entitled to a fee. This fee will only be payable if the market value of Wells REIT II’s outstanding stock plus distributions paid prior to listing exceeds the sum of the amount of capital stockholders invested plus the amount that would be required to be paid to stockholders to provide an annualized, non-cumulative return of 8.0%. The fee would equal 10% of that excess and would be offset by any incentive fees previously paid. Further, if Wells REIT II pays this fee following a listing of shares, it will not be obligated to pay any further incentive fees to the Advisor. As of December 31, 2003, the Advisor has not earned any such fees with regard to Wells REIT II.

The Advisory Agreement has a one-year term and automatically renews unless either side gives notice of its intent not to renew. The Advisory Agreement expires on October 9, 2004, subject to an unlimited number of successive one-year renewals upon mutual consent of the parties. However, Wells REIT II may terminate the Advisory Agreement upon 60 days’ written notice. If Wells REIT II terminates the Advisory Agreement, Wells REIT II will pay the Advisor all unpaid reimbursements of expenses and all earned but unpaid fees. In addition, the Advisor would be entitled to 10% of the amount, if any, by which

•	the sum of the net value of Wells REIT II’s properties plus all distributions paid to the termination date exceeded

•	the difference between (A) the sum of (1) the total investments by stockholders (after any redemptions) plus (2) distributions attributable to the sale of properties plus (3) the amount of distributions that would be required to be paid to stockholders to provide an annualized, non-cumulative return of 8.0% and (B) any prior incentive fee paid to the Advisor.

Property Management and Leasing Agreements

Wells REIT II may retain Wells Management to manage and lease any of its properties. If so, Wells REIT II will enter into an agreement with Wells Management to pay a fee equal to what other management companies generally charge for the management of similar properties, which may include reimbursement of costs and expenses Wells Management incurs in managing the properties. Reimbursable costs and expenses include wages and salaries and other expenses of employees engaged in operating, managing, maintaining, and leasing properties. In addition, Wells REIT II may pay Wells Management a separate one-time fee for the initial leasing of newly constructed properties at a market rate, typically equal to one month’s rent. No such fees have been paid as of December 31, 2003.

Dealer Manager Agreement

Wells REIT II has executed a dealer manager agreement whereby WIS, an affiliate of the Advisor, performs the dealer manager function for Wells REIT II. For these services, WIS will earn a fee of up to 7% of the gross offering proceeds from the sale of the shares of Wells REIT II. Additionally, WIS will earn a dealer manager fee of up to 2.5% of the gross offering proceeds at the time the shares are sold. Some of the fees under the dealer manager agreement may be re-allowed to participating broker-dealers, and some of the fees may be reduced for certain classes of purchasers or for purchasers under the DRP. As Wells REIT II had not broken escrow at December 31, 2003, Wells REIT II owed WIS no such fees.

Conflicts of Interest

The Advisor also is a general partner or advisor in various other entities affiliated with the Wells Real Estate Funds. As such, there are conflicts of interest where the Advisor, while serving in the capacity as general partner or advisor for Wells Real Estate Funds, may be in competition with Wells REIT II in connection with property acquisitions or for tenants in similar geographic markets. The compensation arrangements with our Advisor and its affiliates could influence our Advisor’s and its affiliates’ advice to us.

Additionally, certain members of the board of Wells REIT II also serve on the board of another REIT sponsored by the Advisor and will encounter certain conflicts of interest regarding investment and operations decisions.

7.     ECONOMIC DEPENDENCY

Wells REIT II is dependent on the Advisor and its affiliates for certain services that are essential to Wells REIT II, including the sale of Wells REIT II’s shares of common stock available for issue, asset acquisition and disposition decisions and other general administrative responsibilities. In the event that these companies were unable to provide the respective services to Wells REIT II, Wells REIT II would be required to obtain such services from other sources. Also, Wells REIT II may be dependent upon Wells Management to provide certain asset management and property management services.

8.	SUBSEQUENT EVENTS

Sale of Shares of Common Stock

Wells REIT II commenced operations on January 22, 2004 upon the receipt and acceptance of subscriptions for the Minimum Offering of $2,500,000 (250,000 shares). As of February 18, 2004, Wells REIT II had raised approximately $21,726,000 in offering proceeds through the sale of approximately 2,187,000 shares of Wells REIT II’s common stock. As of February 18, 2004, approximately $5,978,130,000 in shares (597,813,000 shares) remained available for sale to the public under the first offering, exclusive of shares available under Wells REIT II’s dividend reinvestment plan.

Declaration of Dividends

On January 8, 2003, Wells REIT II’s board of directors declared dividends at an annualized rate of 2.5% for the first quarter of 2004 to be paid in March 2004. The record dates for determining stockholders entitled to receive payment of a dividend commenced on the close of business on January 22, 2004, the date that Wells REIT II broke the escrow account established in connection with the sale of shares in this offering, and will continue for each day thereafter through and including March 15, 2004.

Property Acquisitions

Weatherford Center (fka 515 Post Oak) Houston

On February 10, 2004, Wells REIT II purchased a 12-story office building containing approximately 260,000 rentable square feet located at 515 South Post Oak Boulevard in Houston, Texas for a purchase price of approximately $39,900,000, plus closing costs. The Weatherford Center Houston Building, which was completed in 1980 and renovated in 1993, is leased to Weatherford International, Ltd. (“Weatherford”) (approximately 96%) and various other office and retail tenants (approximately 4%).

Line of Credit

Pursuant to the plan set forth in Wells REIT II’s prospectus, on February 10, 2004, Wells REIT II entered into a $175,000,000 million, 90-day, secured bridge financing facility with Bank of America, N.A., the proceeds of which are to be used to acquire approved properties. Wells REIT II paid to Bank of America up-front commitment fees of approximately $875,000. The agreement contains borrowing arrangements that provide for interest costs based on LIBOR plus a percentage ranging from 2.25% to 5%, based on Wells REIT II’s leverage, calculated for these purposes as Wells REIT II’s ratio of total debt to total real estate assets at cost plus cash and cash equivalents.